

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2015

<u>Via E-mail</u>
R. Brian Hanson
President and Chief Executive Officer
ION Geophysical Corporation
2105 CityWest Blvd
Suite 400
Houston, TX 77042-2839

> **Re: ION Geophysical Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 1-12691**

Dear Mr. Hanson:

We refer you to our comment letter dated June 12, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                    Sincerely,

                                                    /s/ Cecilia Blye

                                                    Cecilia Blye, Chief
                                                    Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance

        Jamey S. Seely
        Executive Vice President and General Counsel
        ION Geophysical Corporation